THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

VANTEM GLOBAL, LLC

This Third Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of **VANTEM GLOBAL, LLC**, a Delaware limited liability company (formerly, "Vantem Composite Technologies, LLC) (the "***Company***"), is entered into, by the signatories hereto (each a "***Member***"), as of the date set forth on the signature page hereto and any other person who shall hereafter execute this Agreement as a Member of the Company.

WHEREAS, on November 15, 2010, a Certificate of Formation with the name "New Housing Paradigm LLC" was duly filed with the Secretary of State of the State of Delaware under and pursuant to the Delaware Act (the "***Delaware Act***");

WHEREAS, on January 27, 2011, a Certificate of Amendment was duly filed with the Secretary of State of the State of Delaware in which the name was changed from "New Housing Paradigm LLC" to "Vantem Composite Technologies, LLC" under and pursuant to the Act;

WHEREAS, pursuant to a Settlement Agreement and Full Release, dated May 2, 2012, Vantem Holdings, LLC ("***Vantem Holdings***") on September 30, 2011, became the sole member of the Company;

WHEREAS, in accordance with that certain Binding Term Sheet agreed to on September 15, 2014, and that certain Amended and Restated Asset Purchase Agreement, dated May , 2015, by and between Intelitec and the Company (the "***Asset Purchase Agreement***"), the Company proposed to issue membership interests in the Company to Intelitec, LLC ("***Intelitec***") and to Chris D. Anderson ("***Anderson***");

WHEREAS, pursuant to the Asset Purchase Agreement, Vantem Holdings, Intelitec and Anderson, entered into a Second Amended and Restated Limited Liability Company Agreement (the "Prior Agreement");

WHEREAS, the Members wish to set forth the rights, powers and interests of the Members with respect to the Company and their membership interests and to provide for the management of the business and operations of the Company, to be effective as of the date hereof (the "***Effective Date***") under a revised capital structure pursuant to this Third Amended and Restated Limited Liability Company Agreement;

NOW, THEREFORE, for and in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the adequacy, receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement, unless otherwise specified, shall have the following meanings:

"*Additional Member*" means a Person admitted to the Company as a Member pursuant to Section 3.2(d).

"*Adjusted Capital Account Deficit*" means with respect to any Person's Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be

        (i)   reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6) , and

        (ii)   increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)00(c) (relating to partner liabilities to a partnership) or 1.704¬2(g)(1) and 1.704-2(i)(5) (relating to minimum gain).

"*Affiliate*" of a specified Person means (i) in the case of an entity, any Person who or which, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, any specified Person or (ii) in the case of an individual, such individual's spouse, children, grandchildren or parents or a trust primarily for the benefit of any of the foregoing. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise

"*Agreement*" means this Third Amended and Restated Limited Liability Company Agreement of the Company together with the Members signatory hereto, as amended, modified and waived from time to time in accordance with the terms hereof

"*Anderson*" has the meaning set forth in the preamble hereto.

"*Assignee*" means a Person to whom Units or other interest in the Company have been Transferred in accordance with the terms of this Agreement and the other agreements contemplated hereby, but who has not become a Member pursuant to Article VIII.

"*Available Assets*" means, as of any date of determination, the excess of (i) the cash and cash equivalent items held by the Company over (ii) the sum of the amount of such items as the Manager determines to be necessary for the payment of the Company's expenses, liabilities and other obligations (whether fixed or contingent), and for the establishment of appropriate reserves for such expenses, liabilities and obligations as may arise.

"***Book Value***" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments, if actually made by the Company, required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g). The initial Book Value of any non-cash asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution.

"***Board of Managers***" has the meaning set forth in <u>Section 6.1</u> hereof.

"***Business Day***" means any day on which commercial banks are not authorized or required by law to close in New York, New York.

"***Capital Account***" means the capital account maintained for a Member pursuant to <u>Section 4.1</u>.

"***Capital Contributions***" means any cash, cash equivalents or the Fair Market Value of other property which a Member contributes to the Company with respect to any Unit.

"***Certificate***" means the Company's Certificate of Formation as filed with the Secretary of State of Delaware.

Member" means a member owning Units.

"***Code***" means the United States Internal Revenue Code of 1986, as amended.

"***Control***" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

"***Control Sale***" has the meaning set forth in <u>Section 8.6</u>.

"***Covered Person***" means (i) any member of the Board of Managers, (ii) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Manager, (iii) any Member; (iv) any officers, directors, shareholders, controlling Persons, partners, employees, representatives or agents of any Persons described in clause (i), (ii) or (iii) above, or (v) any Person who was, at the time of the act or omission in question, a Person described in clause (i), (ii) or (iv) above.

"***Delaware Act***" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, <u>et</u> <u>seq</u>., as it may be amended from time to time, and any successor to the Delaware Act.

"***Distributable Cash***" means cash received by the Company from the sale or other disposition of, or dividends, interest or other income from or in respect of, any Securities acquired

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by the Company, or otherwise received by the Company (other than Capital Contributions or expense reimbursements), net of related Company expenses, if any.

"***Distribution***" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided that recapitalization or exchange of securities of the Company and subdivision (by unit split or otherwise) or combination (by reverse unit split or otherwise) of any outstanding Units shall not be a Distribution.

"***Fair Market Value***" or "fair market value" means, with respect to the value of any equity security or other asset held by the Company as of any date, unless otherwise provided herein, an amount determined as follows:

       (i) <u>Marketable Equity Securities</u>. Marketable equity securities which are traded on a national securities exchange or over the counter shall be valued based on the average of the closing prices for such equity securities during the ten-trading-day period ending on the date that is two business days preceding the date of determination; and

       (ii) <u>Other Equity Securities and Assets</u>. All other equity securities or other assets shall be valued at the fair value as may be determined by the Manager in good faith to be appropriate and reasonable after considering all factors which might reasonably affect the sales price of such securities or other assets.

"***Federal***" has the meaning set forth in <u>Section 15.3</u>.

"***Fiscal Period***" means any interim accounting period within a Fiscal Year established by the Board of Managers.

"***Fiscal Year***" means the calendar year ending December 31, or such other annual accounting period as may be established by the Manager.

"***Governmental Entity***" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

"***including***" or "***include***" has the meaning set forth in <u>Section 15.3</u>.

"***Intelitec***" has the meaning set forth in the preamble hereto.

"***IPO***" means the initial sales of company securities to the general public made in an underwritten offering pursuant to a registration statement declared effective by the U.S. Securities & Exchange Commission.

"***Liquidator***" has the meaning set forth in <u>Section 9.3(b)</u>.

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"***Losses***" means the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as determined under the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including the provisions of Treasury Regulations Sections 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) relating to the computation of items of income, gain, deduction and loss.

"***Manager***" has the meaning set forth in <u>Section 6.1</u>.

"***Member***" means each Person listed on the Schedule of Members as of the date hereof, and any Person admitted to the Company as a Substituted Member or Additional Member; but only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"***Minimum Gain***" means the partnership minimum gain determined pursuant to Treasury Regulation Sections 1.704-2(d) and 1.704-2(b)(2).

"***Offer Period***" has the meaning set forth in <u>Section 8.7(b)</u>.

"***Permitted Transferees***" shall mean in the case of (i) a Member that is a partnership, limited liability company, corporation, joint venture, firm, association or unincorporated organization, the Affiliates, partners, managing directors, members and principals and retired partners, managing directors, members and principals of such Member, the estates and family members of any such Persons and of their spouses, and any trusts for the benefit of any of the foregoing Persons, (ii) in the case of a Member that is an individual, the estates and family members of such Member and any trusts for the benefit of the foregoing Persons, and (iii) in the case of a Member that is a trust, the estates and family members of the beneficiaries of such trusts, and any other trusts for the benefit of such beneficiaries, provided, however, that in each case such Person shall agree in writing with the parties hereto to be bound by and to comply with all applicable provisions of this Agreement.

"***Person***" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

"***Profits***" means the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as determined under the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including the provisions of Treasury Regulations Sections 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) relating to the computation of items of income, gain, deduction and loss.

"***Regulatory Allocations***" has the meaning set forth in <u>Section 5.7(f)</u>.

"***Securities***" means shares of capital stock, limited partnership interests, limited liability company interests, warrants, options, bonds, notes, debentures and other equity and debt securities of whatever kind, whether readily marketable or not.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Strategic Sale*" means (i) the sale, lease, exchange, transfer or other disposition (including, without limitation, by merger consolidation or otherwise) of all or substantially all of the assets of an entity, (ii) any merger, consolidation or other business combination, or refinancing or recapitalization that results in the holders of the issued and outstanding voting securities of an entity immediately prior to such transaction beneficially owning or controlling less than a majority of the voting securities of the continuing or surviving entity immediately following such transaction, and (iii) any transaction or series of transactions which result in any Person or Persons acting together or which would constitute a "group" for the purposes of Section 13(d) of the Securities Exchange Act, other than Holdings or an Affiliate of the Company, together or with any Affiliates thereof, beneficially owning (as defined in Rule 13d-3 of the Securities Exchange Act) or controlling, directly or indirectly, at least 50% of the total voting power of all classes of capital stock or equity interests entitled to vote generally in the election of the Board of Managers or board of directors of the Company, as applicable.

"*Subsidiaries*" shall mean, with respect to any Person, a corporation or other entity of which 50% or more of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company or to Subsidiaries thereof

"*Tag Right Members*" has the meaning set forth in Section 8.7.

"*Tag Sale*" has the meaning set forth in Section 8.7.

"*Tag Seller*" has the meaning set forth in Section 8.7.

"*Tax*" or "*Taxes*" means any United States federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

"*Tax Matters Member*" has the meaning set forth in Section 10.2.

"*Taxable Year*" means the Company's taxable year ending December 31 (or part thereof, in the case of the Company's last taxable year), or such other year as is determined by the Manager in compliance with Section 706 of the Code.

"*Third Party Transfer*" has the meaning set forth in Section 8.7(a).

"*Transactions*" has the meaning set forth in Section 15.6.

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"***Transfer***" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law) or the acts thereof The terms "Transferee," "Transferor," "Transferred," and other forms of the word "Transfer" shall have the correlative meanings.

"***Treasury Regulations***" means the income tax regulations promulgated from time to time under the Code.

"***Unit***" has the meaning set forth in Section 3.1(a).

"***Vantem Global***" has the meaning set forth in Section 2.3.

"***Vantem Holdings***" has the meaning set forth in the preamble hereto.

"***Vantem Holdings Managers***" has the meaning set forth in Section 6.1(a).

ARTICLE II

ORGANIZATIONAL MATTERS

2.1   Formation of Company. The Company was formed as a Delaware limited liability company on May 7, 2012, pursuant to the provisions of the Delaware Act.

2.2   Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act.

2.3   Name. The name of the Company is currently "***Vantem Global, LLC***." The Manager in its reasonable discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name or any other name or names deemed advisable by the Manager.

2.4   Purpose. The purposes of the Company are the engaging in lawful acts or activities for which limited liability companies may be organized under the Delaware Act and engaging in any and all activities necessary or desirable to the foregoing.

2.5   Principal Office; Registered Office. The Company shall have its principal place of business at 175 Federal Street, Suite 1440, Boston, MA 02110. The Company may maintain such other office or offices at such other location or locations within the United States as the Board of Managers may from time to time select. The Board of Managers shall give prompt written notice of any change in the Company's principal place of business to the Members. The registered office of the Company in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of the Company's registered

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agent at such address shall be Corporation Service Company. The Board of Managers may cause the Company to designate another registered agent or registered office at anytime.

2.6   Term. The term of the Company commenced upon the filing of the Certificate in accordance with the Delaware Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of Article IX.

2.7   No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership), joint venture or Affiliate of any Member, and that no Member be a partner, joint venturer or Affiliate of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for United States federal and, if applicable, state or local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.8   Liability of Members to Third Parties; Reliance by Third-Party Creditors.

(a)   Except as otherwise provided in the Act, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract or otherwise, by reason of being a Member of the Company.

(b)   This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members and their successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any contributions or otherwise.

ARTICLE III

CAPITALIZATION, ADMISSION OF MEMBERS; CAPITAL CONTRIBUTIONS

3.1   Capitalization.

(a)   Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company, and the right to vote, if any, on matters affecting the Company or such Member's interest therein, as provided by the Delaware Act or this Agreement, shall be represented by units of limited liability company interest (each, a "*Unit*"). As of the Effective Date, the Company is authorized to issue up to 20,000,000 Units. The membership interests owned by Vantem Holdings (formerly Class A and B-1 Units in the Prior Agreement) are hereby converted to 8,000,000 Units. The membership interests owned by Intelitec (formerly Class C Units in the Prior Agreement) are hereby converted to 2,000,000 Units. The membership interests owned by Anderson as Class B-2 Units under the Prior Agreement are deemed to be cancelled and no Units shall be reflected as owned by Anderson

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as of the date of this Agreement. The ownership by a Member of Units shall entitle such Member to allocations of Profits and Losses and other items and Distributions of cash and other property as set forth in Article IV hereof. Except as otherwise provided by the Delaware Act or this Agreement, ownership of a Unit by a Member shall entitle such Member to one vote per Unit on any matter on which the Members are entitled to vote.

(b)   Except as otherwise expressly provided in this Agreement, the Board of Managers shall have the right to cause the Company to issue (i) additional Units or other interests in the Company (including creating other classes or series thereof having different rights), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other interests in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units or other interests in the Company; provided, that without the prior consent of the Members holding at least a majority of the Units then outstanding, no additional Units or other interests in the Company (including other classes or series thereof having different rights) shall be issued except in connection with a bona fide offering of Units to third-parties, the primary purpose of which is Company fund-raising. The Board of Managers shall have the power to make such amendments to this Agreement and the Schedule of Members as the Board of Managers in its reasonable discretion deems necessary, advisable, convenient or incidental to give effect to such additional issuance.

(c)   All Units issued hereunder shall be issued in uncertificated form, unless otherwise determined by the Board of Managers. If the Board of Managers determines to issue certificates representing or certifying membership interests in the Company, each certificate shall show the name of the Company and the number and class, if any, of Units represented thereby. Each certificate representing Units shall be consecutively numbered and signed by Managers or officers in each case designated by the Board of Managers. The certificates shall include any additional information considered appropriate for inclusion by the Board of Managers on Unit certificates. In addition to the above information, all certificates shall bear a prominent legend on their face or reverse side stating or summarizing any transfer restrictions that apply to Units under this Agreement, and that any Member may obtain a copy of these restrictions upon request from the Company. The records book of the Company shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of Units by Members or the Company.

(d)   The Units are "securities" governed by Article 8 of the Uniform Commercial Code currently in effect in the State of Delaware.

3.2   Admission of Initial Members; Capital Contributions; Additional Members.

(a)   The name and address of each Member, the number of Units owned by such Member at any time, and the date and amount of Capital Contributions in cash made with respect to such Units, shall be set forth next to such Member's name on the Schedule of Members, as amended from time to time in accordance with this Agreement.

(b)   As of the date hereof, set forth on the attached Schedule of Members, for each Member is the Unretumed Invested Capital of such Member as of the date hereof and the

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number of Units owned by such Member and to the extent not previously a Member each Person listed on the Schedule of Members is hereby admitted as a Member of the Company.

(c)   Subject to the provisions of Section 3.1(b), the Members may make additional Capital Contributions to the Company from time to time as determined by the Board of Managers, and shall be issued Units in respect of such additional Capital Contributions.

(d)   A Person may be admitted to the Company as an Additional Member upon furnishing to the Board of Managers (i) a joinder agreement, in form satisfactory to the Board of Managers, pursuant to which such Person agrees to be bound by all the terms and conditions of this Agreement, and (ii) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member (including entering into an investor representation agreement or such other documents as the Board of Managers may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Board of Managers determines in its reasonable discretion that such conditions have been satisfied and on such date such admission shall be reflected on the Schedule of Members.

ARTICLE IV

CAPITAL ACCOUNTS

4.1   Establishment of Capital Accounts.

(a)   The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the reasonable discretion of the Board of Managers), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b)   For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to Article V and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, that:

(i)   the computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(0, without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes;

(ii)   if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (1), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(iii)   items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property;

(iv)   items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g); and

(v)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(c)   Notwithstanding anything provided in this Agreement to the contrary, the Company may, in the reasonable discretion of the Board of Managers, make any adjustment, correction, or change to the Capital Account of any Members, if, in the reasonable opinion of the Board of Managers, such adjustment, correction, or change is necessary, appropriate, or advisable in order to reflect such Member's interest in the Company, to maintain substantial economic effect (in each case within the meaning of the Code and the Treasury Regulations), or to otherwise comply with any law.

4.2   Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

4.3   No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

ARTICLE V

DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions Generally. The Members shall be entitled to receive distributions, including distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company, when and as determined by the Board of Managers, out of funds of the Company legally available therefor, net of any reserves, payable on such payment dates to Members on such record date as shall be determined by the Board of Managers. All determinations made pursuant to this Article V shall be made by the Board of Managers in its sole discretion. To the extent that the Board of Managers determines that any distributions shall be made to the Members, such distributions shall be made in accordance with the provisions of this Article V.

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5.2   Priority of Distributions and Distributions. Subject to any subsequent issuance of equity securities approved by the Board of Managers, all distributions not governed by Article IX shall be made to Members, *pro rata* in accordance with the Units held by the Members.

5.3   Tax Distributions. The Managers shall cause the Company, either prior to, together with or subsequent to any distribution of Distributable Cash, to make distributions of Distributable Cash to all Members, regardless of their tax status, in the amounts intended to enable such Members (or any Person whose tax liability is determined by reference to the income of any such Member) to discharge their U.S. federal, state and local (and as the Manager shall determine, non-U.S.) income tax liabilities arising from allocations made (or to be made) pursuant to Section 5.6. The amounts distributable pursuant to this Section 5.3 shall be determined by the Manager, taking into account the maximum combined U.S. federal, New York State and New York City tax rate applicable to individuals or corporations on ordinary income and capital gain (taking into account the applicable holding period), as the case may be, the amounts of ordinary income and capital gain allocated to the Members pursuant to this Agreement, and otherwise based on such reasonable assumptions as the Managers determine, after consultation with the Members, in good faith to be appropriate. The amount distributable to any Member pursuant to Section 5.2 shall be reduced by the amount distributed to such Member pursuant to this Section 5.3, and the amount so distributed under this Section 5.3 shall also be deemed to have been distributed to the extent of such reduction pursuant to Section 5.2 for purposes of making the calculations required by Section 5.2 and Article IX.

5.4   Distributions in Kind.

(a)   In the event that a distribution of Securities is made, such Securities shall be deemed to have been sold at their Fair Market Value and the proceeds of such sale shall be deemed to have been distributed in the form of Distributable Cash to the Members for all purposes of this Agreement. Distributions of Securities or other property shall be made in proportion to the aggregate amounts that would be distributed to each Member pursuant to Section 5.2, as reasonably determined by the Managers. The Managers may cause certificates evidencing any Securities to be distributed to be imprinted with legends as to such restrictions on Transfer as it may determine are necessary or appropriate, including legends as to applicable U.S. federal or state or non-U.S. securities laws or other legal or contractual restrictions, and may require all Members to which Securities are to be distributed, as a condition to such distribution, to agree in writing (i) that such Members will not Transfer such Securities except in compliance with such restrictions and (ii) to such other matters as the Manager may reasonably determine are necessary or appropriate.

(b)   If any Member would otherwise be distributed an amount of any Securities that would cause such Member to own or control in excess of the amount of such Securities that it may lawfully own or control, would subject such Member to any material regulatory filing or would raise material contractual or regulatory issues for such Member, the Manager may (i) cause the Company, as agent for such Member, to sell all or any portion of such Securities distributed to such Member on behalf of such Member, or (ii) deposit such Securities in a trust established by the Member for the benefit and at the expense of such Member (with voting control and other terms that are satisfactory to such Member).

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5.5   Limitations on Distributions.   Notwithstanding any other provision of this Agreement, distributions shall be made only to the extent of Available Assets and in compliance with the Delaware Act and other applicable law.

5.6   Allocations of Profits and Losses. Profits and Losses (or, in the discretion of the Manager, items of the Company's income, gain, loss or deduction) for any Fiscal Year or other period shall be allocated among the Members pro rata in accordance with the Units held by the Members.

5.7   Special Allocation.

(a)   Losses, deductions or expenditures attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).   This Section 5.7(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in a manner consistent therewith.

(b)   Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(I)) for any Taxable Year shall be allocated to each Member ratably among such Members based upon the number of outstanding Units held by each such Member immediately prior to such allocation. If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 5.7(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704¬2(f), and shall be interpreted in a manner consistent therewith.

(c)   If any Member that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 5.6(a) and 5.6(b) but before the application of any other provision of this Article V, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.7(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   Company Losses shall not be allocated to a Member if such allocation of Losses would cause the Member to have an Adjusted Capital Account Deficit. Company Losses that cannot be allocated to a Member shall be allocated to the other Members; *provided, however*, that, if no Member may be allocated Company Losses due to the limitations of this Section 5.7(d), Company Losses shall be allocated to all Members in accordance with their respective outstanding Units.

(e)   If, and to the extent that, any Member is deemed to recognize any item of income, gain, loss, deduction or credit as a result of any transaction between such Member and the Company pursuant to Code Sections 1272-1274, 7872, 483, 482, 83 or any similar provision now or hereafter in effect, and the Manager reasonably determines after consultation with the Members that any corresponding Profit or Loss of the Company should be allocated to the Members who recognized such item in order to reflect the Members' economic interests in the Company, then the Company may so allocate such Profit or Loss.

(f)   The allocations set forth in Sections 5.7(a) through Section 5.7(d) (the "***Regulatory Allocations***") are intended to comply with certain requirements of Sections 1.704¬1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Company distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Taxable Year or Fiscal Period there is a decrease in Minimum Gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 5.7(a) or Section 5.7(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

5.8   Tax Allocations and Other Tax Matters.

(a)   Except as otherwise provided herein, the income, gains, losses, credits and deductions recognized by the Company shall be allocated among the Members for U.S. federal, state and local income tax purposes, to the extent permitted under the Code and the Treasury Regulations, in the same manner that each such item is allocated to the Members' Capital Accounts under Section 5.6 and Section 5.7, except as provided in Section 5.8(b) and Section 5.8(c) below. Notwithstanding the foregoing, the Manager shall have the power to adjust allocations made pursuant to this Section 5.8 as may be appropriate or necessary to maintain substantial economic effect, or to ensure that such allocations are in accordance with the interests of the Members in the Company, in each case within the meaning of the Code and the Treasury Regulations. Tax credits shall be allocated in good faith by the Manager. All matters concerning allocations for U.S. federal, state and local and non-U.S. income tax purposes, including accounting procedures, not expressly provided for by the terms of this Agreement shall be determined in good faith by the Manager after consultation with the Members. The Manager may in its reasonable discretion after consultation with the Members cause the Company to make the election under Section 754 of the Code. The Manager shall not permit the Company to elect, and the Company shall not elect, to be

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treated as an association taxable as a corporation for U.S. federal, state or local income tax purposes under Treasury Regulations Section 301.7701-3(a) or under any corresponding provisions of state or local law.

(b)   If property is contributed to the Company by a Member and there is a difference between the basis of such property to the Company for federal income tax purposes and the Fair Market Value at the time of its contribution, then items of income, gain, deduction and loss with respect to such property, as computed for federal income tax purposes (but not for book purposes), shall be allocated in any permitted manner determined by the Manager (including, without limitation, any remedial or curative allocation methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder) among the Members so as to take account of such book/tax difference as required by Section 704(c) of the Code.

(c)   If property (other than property described in <u>Section 5.8(b)</u> hereof) of the Company is reflected in the Capital Accounts of the Members and on the books of the Company at a Book Value that differs from the adjusted basis of such property for federal income tax purposes by reason of a revaluation of such property, then items of income, gain, deduction and loss with respect to such property, as computed for federal income tax purposes (but not for book purposes), shall be allocated (in any permitted manner determined by the Manager, including, without limitation, any remedial or curative allocation methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder, except that the traditional allocation method permitted thereunder shall be utilized unless otherwise determined by the Manager) among the Members in a manner that takes account of the difference between the adjusted basis of such property for federal income tax purposes and its Book Value in the same manner as differences between adjusted basis and Fair Market Value are taken into account in determining the Members' shares of tax items under Section 704(c) of the Code.

5.9   <u>Withholding</u>.

(a)   Notwithstanding any other provision of this Agreement, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other Taxes payable by the Company (pursuant to the Code or any provision of U.S. federal, state or local or non-U.S. tax law) with respect to such Member or as a result of such Member's participation in the Company (including as a result of a distribution-in-kind to such Member). If and to the extent that the Company shall be required to withhold or pay any such withholding or other Taxes, such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time that such withholding or other Tax is required to be paid, which payment shall be deemed to be a distribution of Distributable Cash with respect to such Member's interest in the Company to the extent that such Member (or any successor to such Member's interest in the Company) would have received a cash distribution but for such withholding. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding, the Managers shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount, which payment shall not constitute a Capital Contribution. The Company may hold back from any such distribution-in-kind of property having a Fair Market Value equal to the amount of such Taxes until the Company has received payment of such amount.

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(b)   Any withholdings referred to in this Section 5.9 shall be made at the maximum applicable statutory rate under the applicable tax law unless the Manager shall have received an opinion of counsel to such Member, or other evidence, satisfactory to the Manager to the effect that a lower rate is applicable or that no withholding is applicable with respect to such Member.

(c)   In the event that the Company receives a distribution from or in respect of which Tax has been withheld, the Company shall be deemed to have received cash in an amount equal to the amount of such withheld Tax; and each Member shall be treated as having received as a Distribution pursuant to Section 5.1 the portion of such amount that is attributable to such Member's interest in the Company, as equitably determined by the Manager.

ARTICLE VI

MANAGEMENT

6.1   <u>Management and Control of the Company</u>.

(a)   The Members have established the Company as a "board of managers-managed" limited liability company and have agreed to designate a board of managers (the "***Board of Managers***") of up to five (5) Persons to manage the Company and its business and affairs. Each of the managers appointed to the Board of Managers is referred to herein as a "***Manager***" and the Board of Managers is sometimes referred to herein as the "***Board***" or as the "***Managers***." The Members shall have the exclusive right to designate the members of the Board of Managers.

(b)   The initial Board of Managers shall be comprised of three (3) Managers, as follows:

(i) two (2) Managers (the "***Vantem Holdings Managers***") shall be designated by Holdings; and

(ii) one (1) Manager shall be designated by Intelitec (the "***Intelitec Manager***"). ; and

(c)   If at any time any Manager ceases to serve on the Board of Managers of Managers (whether due to resignation, removal or otherwise), the Member responsible for the designation of such Manager pursuant to <u>Section 6.1(b)</u> above shall designate a replacement for such Manager by written notice to the Board of Managers and to each of the other Members. Any Member entitled to designate a specific Manager may remove such Manager, at any time and from time to time, with or without cause (subject to applicable law), in such Member's sole discretion, and such Member shall give written notice of such removal to each of the other Members and to the Board of Managers. Vacancies on the Board of Managers that are not filled as otherwise provided herein shall be filled by a vote of the holders of at least a majority of the Units voting together as a group. As of the Effective Date, the Board of Managers is comprised of Roger S. Berry and Shad F. Azim as the Vantem Managers and Anderson as the Intelitec Manager.

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(d)   The rights of any Person to designate Managers pursuant to this Section 6.1 are personal rights and shall not be exercised by, or assignable to, any transferee other than a Permitted Transferee.

(e)   Except as otherwise specifically provided herein, the Board of Managers shall have the exclusive right to manage and Control the Company. Except as otherwise specifically provided herein, the Board of Managers shall have the right to perform all actions necessary, convenient or incidental to the accomplishment of the purposes and authorized acts of the Company, and, subject to the limitations set forth in this Article IV, each Manager shall possess and may enjoy and exercise all of the rights and powers of a "manager" as provided in and under the Act; and each Manager shall be a "manager" for purposes of the Act; provided, however, that no individual Manager shall have the authority to act for or bind the Company without the requisite consent of the Board of Managers.

(f)   Unless expressly provided to the contrary in this Agreement, any action, consent, approval, election, decision or determination to be made by the Board of Managers under or in connection with this Agreement (including any act by the Board of Managers within its "discretion" under this Agreement and the execution and delivery of any documents or agreements on behalf of the Company), shall be in the sole and absolute discretion of the majority of Managers.

(g)   Meetings of the Board of Managers are expected to be held on an approximately quarterly basis, when called by any Manager, upon not less than 5 Business Days' advance written notice to the other Managers. Attendance at any meeting of the Board of Managers shall constitute waiver of notice of such meeting. Additionally, a waiver of such notice in writing signed by the Manager entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The quorum for a meeting of the Board of Managers shall be a simple majority of the Managers *provided, however*, if there is only one duly designated Manager serving on the Board of Managers, then a quorum shall be such Manager and if there are only two duly designated Managers sewing on the Board of Managers, then a quorum shall be both such Managers. Managers may participate in any meeting of the Board of Managers by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Except as provided in this Section 6.1, all actions taken by the Board of Managers shall be by a vote of a simple majority of the Managers present at a meeting thereof in person or by telephone. Except as expressly provided in this Section 6.1, the Board of Managers shall conduct its business in such manner and by such procedures as a majority of the Managers deems appropriate. The Managers present at a duly organized meeting may continue to transact business until adjourned, notwithstanding that the withdrawal of enough Managers from the meeting leaves less than a quorum.

(h)   The Board of Managers may also take action without any meeting of the Managers by majority written consent of the Managers.

(i)   Each Member hereby consents to the exercise by the Board of Managers of the powers conferred upon the Board of Managers by this Agreement. The Members, in their capacities as such, shall not participate in the Control, management, direction or operation of the activities or affairs of the Company and shall not have any authority or right, in their capacities as Members of the Company, to act for or bind the Company.

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6.2   Actions by the Board of Managers. Except as may be expressly limited by the provisions of this Agreement, including, without limitation, Section 6.1 hereof, any Manager is specifically authorized to execute, sign, seal and deliver in the name and on behalf of the Company any and all agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and of the Company.

ARTICLE VII

OFFICERS

7.1   General. The Company may have one or more officers as the Board of Managers from time to time may deem proper. Such officers shall have such powers and duties as from time to time may be conferred by the Board of Managers or by any committee thereof. Any number of offices may be held by the same person and directors may hold any office. The Chief Executive Officer shall have full power and authority to act on behalf of the Company.

7.2   Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Managers electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Managers or to such person or persons as the Board of Managers may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Managers may remove any officer with or without cause at any time. Any officer authorized by the Board of Managers to appoint a person to hold an office of the Company may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board of Managers providing such authorization. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled by the Board of Managers at any regular or special meeting or by an officer authorized by the Board of Managers to appoint a person to hold such office.

7.3   Powers and Duties. The officers of the Company shall have such powers and duties in the management of the Company as shall be stated in this Agreement or in a resolution of the Board of Managers which is not inconsistent with this Agreement and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Managers. The Board of Managers may require any officer, agent or employee to give security for the faithful performance of his or her duties.

7.4   Contracts. Notwithstanding any other provision contained in this Agreement and except as required by law, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Company by such officer or officers of the Company as the Board of Managers may from time to time direct. Such authority may be general or confined to specific instances as the Board of Managers may determine.

ARTICLE VIII

TRANSFERS

8.1   Transfer of a Member's Interest.

(a)   Except as otherwise provided herein, no Member may Transfer any of its Units prior to the consummation of an IPO. The Transfer restrictions in the previous sentence shall not apply to Transfers (i) to Permitted Transferees, (ii) in connection with a Control Sale pursuant to Section 8.6 or a Tag Sale pursuant to Section 8.7. Subject to the preceding sentence, a Member may Transfer the Units only in accordance with, and subject to, the applicable provisions of this Article VIII.

(b)   As a condition to any Transfer to a Permitted Transferee permitted under this Agreement, (i) such Permitted Transferee shall covenant to the Company that it shall remain a Permitted Transferee of the Transferor until the Company is dissolved pursuant to Section 9.1 hereof and, if such Permitted Transferee ceases to be a Permitted Transferee, then such Permitted Transferee will Transfer its Units back to the Member from which it acquired such Units, and (ii) such Permitted Transferee shall have agreed in writing to be bound by the terms of this Agreement. A Member must give prior written notice to the Board of Managers of any proposed Transfer to a Permitted Transferee, including the identity of such proposed Permitted Transferee and such other documentation reasonably requested by the Board of Managers to ensure compliance with the terms of this Agreement.

(c)   Notwithstanding anything to the contrary contained herein, no Member shall Transfer any of its Units at any time if such action would constitute a violation of any Federal or state securities or blue sky laws or a breach of the conditions to any exemption from registration of the Units under any such laws or a breach of any undertaking or agreement of a Member entered into pursuant to such laws or in connection with obtaining an exemption thereunder, and the Company shall not transfer upon its books any Units unless prior thereto the Company has received (or the Board of Managers has waived in writing the requirement that the Company receive) an opinion of counsel in form and substance reasonably satisfactory to the Company that such transaction is in compliance with this Section 8.1(c). UNITS IN THE COMPANY HAVE NOT BEEN AND SHALL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE RESOLD UNLESS SUCH UNITS ARE REGISTERED UNDER THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS, OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. This Section 8.1(c) shall survive termination of this Agreement for the maximum period permitted by applicable law.

(d)   Notwithstanding anything to the contrary contained herein, in no event shall any Member be entitled to Transfer any of its Units to any Person that such Member believes to be a competitor of, or otherwise adverse to, the Company.

(e)   Each Member agrees, upon request of the Board of Managers, to execute such certificates or other documents and perform such acts as the Board of Managers reasonably deems appropriate to preserve the status of the Company as a limited liability company after the

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completion of any Transfer of Units of such Member under the laws of the jurisdiction in which the Company is conducting its operations.

(f)   In the event any Units in the Company are Transferred in accordance with the terms of this Article VIII, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Units transferred.

8.2   Transferee's Rights. Any purported Transfer of Units of any Member which is not in compliance with this Agreement shall be null and void and of no force and effect whatsoever. A transferee of any Units of any Member shall be entitled to receive distributions of cash or other property from the Company.

8.3   Distributions Subsequent to Transfer. A Transfer of a Member's Units as described in this Article VIII shall be effective on the date the requirements of this Article VIII hereof are satisfied, or at such earlier time as the Board of Managers determines, Distributions made after the effective date of the Transfer shall be made to the transferee.

8.4   Satisfactory Written Transfer Required. Notwithstanding anything to the contrary contained herein, both the Company and the Board of Managers shall be entitled to treat the transferor of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions made in good faith to it, until such time as a written notice of such Transfer indicating that such Transfer conforms to the requirements of this Article VIII has been received by and such Transfer is recorded on the books of the Company.

8.5   Bankruptcy or Death of a Member. The Bankruptcy or death of a Member shall not cause a dissolution of the Company, but the rights of such Member to receive distributions and to Transfer its Units pursuant to this Article VIII shall, on the happening of such an event, devolve on its successor, administrator or other legal representative for the purpose of settling its estate or administering its property, subject to the terms and conditions of this Agreement, and the Company shall continue as a limited liability company. The successor or estate of such Member shall be liable for all the obligations of such bankrupt or deceased Member.

8.6   Control Sale. Notwithstanding anything to the contrary contained herein, if, at any time, Vantem Holdings proposes a transaction that would constitute a Strategic Sale by reason of being a transaction within clause (i) or clause (ii) of the definition of Strategic Sale (any such Transfer, a "*Control Sale*") in each case, to a bona fide third party, then Vantem Holdings shall provide written notice to all other Members of such proposed transaction, identifying the prospective purchaser, the terms and conditions of such proposed Control Sale and the amount and type of consideration to be paid in respect thereof, at least fifteen (15) days prior to the date of consummation of such Control Sale. Subject to the Members receiving reasonable assurance that the transaction will otherwise comply with the provisions of this Section 8.6, all Members, shall participate (to the extent set forth below) in a Control Sale and the Members hereby agree to execute documents and take any and all other action reasonably necessary or appropriate, as required by the Board of Managers, to effectuate any Control Sale including, without limitation, Transferring all of such Member's Units. Any Transfer in a Control Sale may only be effectuated on the same terms and conditions with respect to each Member; provided, however, that (i) no Member shall be personally liable for any costs of such Control Sale, other than costs incurred by

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such Member on its own behalf, (ii) no Member shall be liable for the inaccuracy of any representation or warranty made by any person other than the Company in connection with such Control Sale, (iii) the liability for indemnification, if any, of each Member in such Control Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Control Sale, in excess of any escrowed amounts or deferred payment obligations applicable to all sellers in such Control Sale is pro rata in proportion to the amount of consideration paid to such Member in connection with such Control Sale (in accordance with this Agreement), (iv) such Member's indemnification liability shall be limited to such Member's allocable share (determined based on the respective proceeds payable to each Member in connection with such Control Sale in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Control Sale, except with respect to claims related to fraud, (v) upon the consummation of the Control Sale, (A) each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series, (B) each holder of a series of Units will receive the same amount of consideration per Unit of such series as is received by other holders in respect of their Units of such same series, and (C) the aggregate consideration receivable by all holders of Units shall be allocated among such holders on the basis of the relative liquidation preferences to which the holders of each respective series of Units are entitled to upon liquidation, dissolution or winding up of the Company pursuant to this Agreement as in effect immediately prior to the Control Sale (assuming for this purpose that such aggregate consideration constituted the assets of the Company available for distribution upon a liquidation, dissolution or winding up of the Company), and (vi) subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of Units, if any holders of a series or class of Units are given an option as to the form and amount of consideration to be received as a result of the Control Sale, all holders of such series or class of Units will be given the same option. . Upon the consummation of a Control Sale and the receipt by the Members of the amounts such Members are entitled to under the previous sentence, each Unit shall be cancelled and shall not be entitled to any further rights, or be subject to any further obligations, except as expressly set forth herein or as required under the Act.

8.7   Tag-Along Rights. Other than with respect to a Control Sale or a Transfer to a Permitted Transferee, in the event Vantem Holdings (the "*Tag Seller*") proposes to consummate a Third Party Transfer (any such Transfer, a "Tag Sale" and the proposed purchaser in such Transfer, the "*Tag Purchaser*"), then the Tag Seller shall provide written notice to the other Members (the "*Tag Right Members*") at least twenty (20) days prior to the date of such proposed Transfer. The Tag Notice shall specify the number of Units proposed to be sold by the Tag Seller, the identity of the Tag Purchaser, the terms and conditions of such proposed Transfer and the aggregate amount and type of consideration to be paid in respect thereof. The Tag Seller agrees that each Tag Right Member shall have the right to participate in such Tag Sale by either sharing in the aggregate proceeds or selling a portion of its Units, as the case may be. The Members agree to negotiate in good faith with respect to the relative economic and participation rights of the Tag Right Members electing to participate in such Tag Sale; provided, that, the Members acknowledge that the relative economic and participation rights in the Tag Sale are intended to mirror the relative economic rights that such Members are entitled to with respect to distributions of the Company under Section 5.2 of this Agreement.

ARTICLE IX

DISSOLUTION; LIQUIDATION

9.1   Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of any of the following events:

(a)   the decision, following the consummation of a Control Sale, of a majority of the Board of Managers to dissolve the Company;

(b)   the decision, at any time, of a majority of the Board of Managers; or

(c)   any other event sufficient under the Delaware Act to cause the dissolution of the Company.

9.2   Final Accounting. Upon the dissolution of the Company, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.

9.3   Liquidation.

(a)   Dissolution of the Company shall be effective as of the date on which the event occurs giving rise to the dissolution and all Members shall be given prompt notice thereof in accordance with Article XIII hereof, but the Company shall not terminate until the assets of the Company have been distributed as provided for in Section 9.3(c) hereof Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business, assets and affairs of the Company shall continue to be governed by this Agreement.

(b)   Upon the dissolution of the Company, the Board of Managers, or, if there is no Board of Managers, a person selected by the affirmative vote of the Members holding more than 50% of the outstanding Units, shall act as the liquidator (the "*Liquidator*") of the Company to wind up the Company. The Liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(c)   The Liquidator shall distribute all proceeds from liquidation in the following order of priority: first, to creditors of the Company (including creditors who are Members) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and

(i)   second, to the Members in accordance with the priorities set forth in Section 5.2.

(ii)   The Liquidator shall determine whether any assets of the Company shall be liquidated through sale or shall be distributed in kind. A distribution in kind of an asset to a Member shall be considered, for the purposes of this Article IX, a distribution in an amount equal to the fair market value of the assets so distributed as determined by the Liquidator in its discretion.

Upon the completion of the distribution of Company assets as provided in Section 9.3 hereof, the Company shall be terminated and the person acting as Liquidator shall cause the cancellation of the Certificate and shall take such other actions as may be necessary or appropriate to terminate the Company.

ARTICLE X

BOOKS AND RECORDS, TAX MATTERS MEMBER

10.1   Maintenance of Books and Records. The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books of the Company shall at all times be maintained by the Board. The Company's books of account shall be kept using the method of accounting determined by the Board.

10.2   Tax Matters. Vantem Holdings shall be the "tax matters partner" (the "*Tax Matters Member*") of the Company pursuant to Section 6231(a)(7) of the Code. The Board may designate another Member to be the Tax Matters Member if at any time the Member is unavailable or unwilling to continue to serve as the Tax Matters Member. Such Member shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. Such Member shall inform each other Member of all significant matters that may come to its attention in its capacity as "Tax Matters Member" by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. Such Member may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of all Members but this sentence does not authorize such Member to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code.

10.3   *Other Business*. The Member, and any Affiliate of the Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

ARTICLE XI

EXCULPATION AND INDEMNIFICATION.

11.1   *Exculpation*. A Covered Person shall not be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

11.2   *Indemnification-General*. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 11.2 by the Company shall be provided out of and to the extent of Company assets only, and the Members shall not have personal liability on account thereof

11.3   *Indemnification of Expenses*. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 11.

11.4   Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid. In addition, to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

11.5   Survival of Indemnification. All provisions of this Section 11 shall survive any termination of this Agreement.

ARTICLE XII

AMENDMENTS

12.1   Amendments by the Members. This Agreement may be modified, amended or waived from time to time as determined by the holders of at least a majority of the Units Units ; provided, that, notwithstanding the foregoing, without the consent of each Member to be adversely affected, this Agreement shall not be amended so as to:

(a)   modify the limited liability of a Member;

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(b) amend Section 5.2 (or any defined term used in such section in a manner that adversely affects the interest of any Member in distributions of the Company and which does not similarly affect all other Members);

(c) amend Article VIII to reduce or eliminate any Member's rights thereunder; or

(d) amend Section 6.1, Article IX, Article XI or this Section 12.1 to affect adversely any Member.

12.2 Amendments by the Board of Managers. The Board of Managers, without the consent or approval at any time of any Member (each Member, by acquiring its Units, being deemed to consent to any such amendment), may amend any provision of this Agreement or the Certificate, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect:

(a) Change in Name or Location. A change in the name of the Company or the location of the principal place of business of the Company;

(b) Change in Members. The admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement;

(c) Qualification to do Business. A change that is necessary to qualify the Company as a limited liability company or a company in which the Members have limited liability;

(d) Changes which are Inconsequential Curative or Required: A change that is:

(i) Of an inconsequential nature and does not adversely affect any Member in any material respect;

(ii) Necessary to cure any ambiguity in or to correct or any provisions of this Agreement;

(iii) Required or specifically contemplated by this Agreement, including, without limitation, an amendment in connection with the issuance of any Equity Equivalents;

(iv) Necessary to reflect the current Board of Managers of the Company following the designation of a replacement Manager by notice to the Board of Managers; or

(v) Necessary to reflect the current Capital Contributions and number of Units held by each Member on the Schedule of Members, following any change to such items in accordance with the provisions of this Agreement.

(e) Changes Under Applicable Law. A change in any provision of this Agreement which requires any action to be taken by or on behalf of the Board of Managers or the Company pursuant to the requirements of the Delaware Act or any other applicable law if the

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provisions of applicable law are amended, modified, or revoked so that the taking of such action is no longer required. The authority set forth in this Section 11.2(e) shall specifically include the authority to make such amendments to this Agreement and to the Certificate as the Board of Mangers deems necessary or desirable in the event that the Delaware Act or any other applicable law is amended or eliminate or change any provision now in effect.

ARTICLE XIII

NOTICES

13.1   Method for Notices. In the event a notice or other document is required to be sent hereunder to the Company, the Board of Managers or to any Member or legal representative of a Member, such notice or other document shall be in writing and shall be considered given and received, in all respects when personally delivered, when sent by facsimile transmission actually received by the receiving equipment or when sent by express or courier service or United States registered or certified mail, return receipt requested and postage and other fees prepaid, on the day such notice or document is personally delivered or on the third business day following the day on which such notice or other document is deposited in the mail or delivered to any such commercial delivery service as aforesaid. Such notice and document shall be addressed to the party entitled to receive such notice or other document at the addresses shown on the Schedule of Members or at such other address as any such party shall request in a written notice sent to the Company. The Company or any Member or their respective legal representatives may effect a change of address for purposes of this Agreement by giving notice of such change to the Company, and the Company shall, upon the request of any party hereto, notify such party of such change in the manner provided herein. Until such notice of change of address is properly given, the addresses set forth herein shall be effective for all purposes.

ARTICLE XIV

REPRESENTATIONS

14.1   Investment Purpose.   Each Member hereby represents and warrants to the Company, the Board of Managers and each other Member that such Member (i) is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (ii) has acquired its Units for itself for investment purposes only, and not with a view to any resale or distribution of such Units, (iii) HAS BEEN ADVISED AND UNDERSTANDS THAT SUCH UNITS HAVE NOT BEEN AND SHALL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS AND, THEREFORE, CANNOT BE RESOLD UNLESS SUCH UNITS ARE REGISTERED UNDER THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS, OR UNLESS EXEMPTIONS FROM REGISTRATION ARE AVAILABLE, and (iv) has, either alone or with its "purchaser representatives" as that term is defined in Rule 501(h) under the Securities Act, such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company. Each Member further acknowledges that the Company has made available to such Member, at a reasonable time prior to its acquisition of its Units, the opportunity to ask questions and receive answers concerning the terms and conditions of such acquisition and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company in connection with such acquisition. Each Member further represents and warrants to the Company and each other Member that, as of the signing of this Agreement:

(a)   If other than an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it purports to be organized;

(b)   It has full power and authority to enter into and perform this Agreement;

(c)   All actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations under it, have been duly taken;

(d)   This Agreement has been duly signed and delivered by a duly authorized officer or other representative of such Member (if such Member is not an individual) and constitutes the legal, valid and binding obligation of such Member enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial discretion);

(e)   No consent or approval of any other Person is required in connection with the signing, delivery and performance of this Agreement by such Member; and

(f)   The signing, delivery and performance of this Agreement do not violate the organizational documents of such Member (if such Member is not an individual) or any material agreement to which such Member is a party or by which it is bound.

14.2   Independent Inquiry. Each Member acknowledges, agrees, represents and warrants that it has completed its own independent inquiry and has relied fully upon the advice of its own legal counsel, accountant, financial and other advisors in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Member and its particular circumstances and has not relied upon any representations or advice by any other Member or the Board of Managers. Without limiting the generality of the foregoing, each Member acknowledges, agrees, represents and warrants that (a) it has completed its own independent inquiry as to the investment risks associated with its respective Units, (b) any projections or assumptions as to potential returns that have previously been submitted to such Member by the Company or any other person Affiliated with the Company are not guarantees of actual returns, (c) no representations, warranties or guarantees have been made to such Member as to the returns or performance of the Company by any of the Board of Managers, the Company or any other person Affiliated with the Company and (d) it has received and reviewed a copy of any applicable documents relating to the Company.

ARTICLE XV

GENERAL PROVISIONS

15.1 <u>Governing Law, Submission to Jurisdiction; Waiver of Jury Trial</u>. This Agreement, and any matter or dispute arising out of or related to this Agreement, shall be construed by, subject to and governed in accordance with the internal laws of the State of Delaware without giving effect to conflict of laws or other principles which may result in the application of laws other than the internal laws of the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of this Agreement or otherwise relating to any of the Company's constitutive documents shall be brought only in the state or United States Federal courts located in the State of Delaware. Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any such action or proceeding by the mailing of such documents by registered United States mail, postage prepaid, if to the Company, to the address of its principal place of business, and if to any Member, to the respective address for such Person listed in the Company's books and records for the delivery of notices to Members. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any agreement entered into in connection with this Agreement or any transaction contemplated hereby or thereby. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this <u>Section 5.1</u>.

15.2 <u>Counterparts</u>. This Agreement may be executed in counterparts, each one of which shall be deemed an original and all of which together shall constitute one and the same Agreement.

15.3 <u>Construction; Headings</u>. Whenever the feminine, masculine, neuter, singular or plural shall be used in this Agreement, such construction shall be given to such words or phrases as shall impart to this Agreement a construction consistent with the interest of the Members entering into this Agreement. Where used herein, the term "***Federal***" shall refer to the U.S. Federal government. As used herein, (a) "***or***" shall mean "***and/or***" and (b) "***including***" or "***include***" shall mean "***including without limitation***." The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit or aid in the construction of any term or provision hereof It is the intention of the parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an Agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement. To the extent that any ambiguity or inconsistency arises with respect to any provision(s) of this Agreement, the Board of Managers shall resolve such ambiguity or inconsistency in good faith and such resolution shall be binding upon the Members.

15.4 <u>Severability</u>. If any term or provision of this Agreement or the application thereof to any Person or circumstances shall be held invalid or unenforceable, the remaining terms and

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provisions hereof and the application of such term or provision to Persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby.

15.5   Relations with Members. Unless named in this Agreement as a Member, or unless admitted to the Company as a substituted Member or an Additional Member as provided in this Agreement, no Person shall be considered a Member.

15.6   Waiver of Action for Partition. Each of the Members irrevocably waives during the term of the Company any right that such Member may have to maintain an action for partition with respect to the property of the Company.

15.7   Successors and Assigns. Except as otherwise provided herein, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective transferees, if any; *provided, however*, that no Transfer of any Units by any Member shall be made except in accordance with the provisions of Article VIII hereof

15.8   Entire Agreement. This Agreement (including the Schedule of Members), , constitutes the entire agreement among the Members and between the Members with respect to the subject matter hereof and supersedes any agreement or understanding entered into as of a date prior to the Effective Date (including, without limitation, the Prior Agreement,) among or between them with respect to such subject matter.

15.9   No Third Party Beneficiaries. It is understood and agreed among the parties that this Agreement and the covenants made herein are made expressly and solely for the benefit of the parties hereto, and that no other Person, other than a Covered Person shall be entitled or be deemed to be entitled to any benefits or rights hereunder, nor be authorized or entitled to enforce any rights, claims or remedies hereunder or by reason hereof

15.10   Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate and carry on the Company created by this Agreement.

15.11   Remedies and Waivers. No delay or omission on the part of any party to this Agreement in exercising any right, power or remedy provided by law or provided hereunder shall impair such right, power or remedy or operate as a waiver thereof The single or partial exercise of any right, power or remedy provided by law or provided hereunder shall not preclude any other or further exercise of any other right, power or remedy. The rights, powers and remedies provided hereunder are cumulative and are not exclusive of any rights, powers and remedies provided by law.

15.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

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15.13 <u>Public Announcements</u>. No Member will issue any public announcements or disseminate any advertising or marketing material concerning the existence or terms of this Agreement without the prior written approval of all of the other Members, except to the extent such announcement is required by law. If a public announcement is required by law, the Members will consult with each other before making the public announcement. To the extent any announcement or any advertising or marketing material permitted under this <u>Section 15.13</u> expressly refers to any Member or their Affiliates, such Member shall, in its sole discretion, have the right to revise such announcement or advertising or marketing material prior to granting such written approval.

15.14 <u>Competitive Activities</u>. Notwithstanding anything to the contrary contained herein, (a) no Manager solely by reason of being a Manager shall be required to manage the Company as his, her or its sole and exclusive function and except as may be provided in any employment, consulting or similar agreement, a Manager, any Member of the Company and any of their respective Affiliates may have other business interests and may engage in other activities in addition to those relating to the Company, and such other business interests or activities may be of any nature or description, and may be engaged in independently or with others, and (b) neither the Company nor any Member shall have any right, by virtue of this Agreement or the Company relationship created hereby, in or to such other ventures or activities of any Manager or any other Member or any of their respective Affiliates, or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if competitive with the Company Business, shall not be deemed wrongful or improper.

15.15 <u>No Implied Duties</u>. NOTWITHSTANDING ANY PROVISION TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT, TO THE EXTENT THAT, AT LAW OR IN EQUITY, MANAGERS OR ANY MEMBER HAS ANY DUTIES (FIDUCIARY OR OTHERWISE) AND LIABILITIES RELATING THERETO TO THE COMPANY OR ANOTHER MEMBER OF THE COMPANY, (A) NO MANAGER NOR ANY MEMBER SHALL BE LIABLE TO THE COMPANY OR THE OTHER MEMBERS FOR ACTIONS TAKEN BY THE BOARD OF MANAGERS, ANY MANAGER, ANY MEMBER OR ANY OF THEIR AFFILIATES IN RELIANCE UPON THE PROVISIONS OF THIS AGREEMENT AND (B) THE DUTIES (FIDUCIARY OR OTHERWISE) OF THE BOARD OF MANAGERS AND EACH MEMBER ARE INTENDED TO BE MODIFIED AND LIMITED TO THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, AND NO IMPLIED COVENANTS, FUNCTIONS, RESPONSIBILITIES, DUTIES, OBLIGATIONS OR LIABILITIES SHALL BE READ INTO THIS AGREEMENT, OR OTHERWISE EXIST AGAINST THE ANY MANAGER OR ANY MEMBER.

15.16 <u>IPO</u>. Notwithstanding anything to the contrary contained herein, in connection with an IPO, and upon the request of the Board of Managers, each of the Members hereby agrees that it will, at the expense of the Company, take such action and execute such documents as may reasonably be necessary to effect such IPO, including, without limitation, taking all such actions and executing such documents as may reasonably be necessary to convert the Company into a corporation or to contribute its respective Units to newly formed corporation, in each case substantially concurrently with the closing of the IPO; *provided*, that, in connection with any such conversion or contribution, the Members shall be entitled to receive that value of common stock of the corporation whose shares of common stock are being sold in connection with such IPO as

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equals the amount such Member would be entitled to receive, relative to the Units which such Member held in the Company immediately prior to such conversion or contribution, under Section 5.2 and Section 9.3 if a liquidation of the Company had occurred immediately prior to the consummation of such IPO with the proceeds in such liquidation equal in amount to the implied aggregate equity valuation of the Company immediately prior to the consummation of such IPO; *provided, further*, that, the shares of common stock received by each such Member shall as nearly as practicable provide the Member with the same economic and other rights, , as such Member was entitled to prior to such conversion or contribution.

[*signature page follows*]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of this ___ day of _____ 2019.

COMPANY   **VANTEM GLOBAL, LLC**

By: _____
    Name: Roger S. Berry
    Title: Director

MEMBER   **VANTEM HOLDINGS, LLC**

By: _____
    Name:
    Title

INTELITEC, LLC

By: _____
    Name: Chris D. Anderson
    Title: Managing Member

SCHEDULE OF MEMBERS

Members

Name	Mailing Address	Capital Contribution	Membership Interest			
Vantem Holdings, LLC	c/o TEM Capital 175 Federal Street Suite 1440 Boston, MA 02110	$__	8,000,000			
Intelitec, LLC	2407 River Run Road Browns Summit, NC 27212	$_____0	2,000,000			

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